Exhibit 99.3

PRESS RELEASE

Affimed Reports Second Quarter 2024 Financial Results & Business Update

●	AFM24 combination with atezolizumab: 24 patients treated in the EGFR mutant (EGFRmut) non-small cell lung cancer (NSCLC) cohort; in 17 response-evaluable patients: 1 complete response (CR), 3 partial responses (PRs) and 8 stable diseases (SDs) were reported. Objective response rate (ORR) is 23.5% (4/17) and disease control rate (DCR) is 70.6% (12/17). Median follow-up of > 7 months, 8 of 17 patients continue on treatment.
●	The EGFR wild type (EGFRwt) cohort of treatment refractory NSCLC patients has treated 40 patients; ORR and safety data is expected in Q4 2024.
●	Acimtamig (AFM13) combination with AlloNK® (AB-101): Enrollment for relapsed/refractory (r/r) Hodgkin Lymphoma (HL) patients in cohorts 1 and 2 is completed (n=12); cohort 3 and cohort 4 recruitment on track (10/12 patients). In cohort 1 and 2, an ORR of 83.3% (10/12) and a complete response rate (CRR) of 50% (6/12) were observed.
●	AFM28 monotherapy phase 1 dose-escalation study: Of the 6 patients with relapsed/refractory Acute Myeloid Leukemia (r/r AML) treated at dose level 6 (300 mg weekly), 3 patients showed either a CR or complete response with incomplete hematological recovery (CRi). Based on the encouraging activity an additional 6 patients will be recruited at 300 mg.
●	Cash runway into H2 2025: As of June 30, 2024, cash, cash equivalents and investments were €34.4 million. Based on operating and financial plans cash-runway projected into H2 2025.

Mannheim, Germany, September 5, 2024 – Affimed N.V. (Nasdaq: AFMD) (“Affimed” or the “Company”), a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer, today reported financial results and provided an update on clinical and corporate progress for the quarter ended June 30, 2024.

“We continue to generate compelling data across our clinical programs," said Dr. Andreas Harstrick, Chief Medical Officer of Affimed. "In solid tumors, our combination study is making significant progress, and we are excited to see objective responses and meaningful tumor control, even in patients with EGFR mutant lung cancer — a disease often resistant to immunomodulation. It's particularly encouraging that these outcomes are achieved without chemotherapy, which is important given the intolerance many pretreated patients have for such treatments. Our programs in hematologic malignancies are also advancing well. Recent updates from the 12 patients of the LuminICE-203 study reveal remarkable efficacy, in an advanced Hodgkin lymphoma population that had exhausted all approved treatment options. Additionally, AFM28 continues to show promise as a monotherapy in AML. The data shared today underscore our strategy of leveraging the innate immune system in our fight against cancer and reinforce our commitment to advancing these clinical programs."

Pipeline Highlights:

AFM24 (EGFR / CD16A)

In the AFM24-102 trial (combination with atezolizumab):

●	24 heavily pretreated EGFRmut NSCLC patients are in the trial; in 17 patients that are response evaluable per protocol, 1 CR, 3 PRs and 8 SDs were observed. All responses have been confirmed by follow-up scan. ORR is 23.5% (4/17) and DCR is 70.6% (12/17). Median follow-up is > 7 months and 8 out of the 17 patients continue on treatment. All 4 responders remained on treatment for at least 7 months. Final PFS data from the EGFRmut cohort is expected at a scientific conference in H1 2025.
●	All patients were pretreated with TKIs (~60% with third generation TKIs) and the majority (76%) had also received platinum-based chemotherapy.
●	The EGFRwt NSCLC cohort of patients who failed chemotherapy and PD-1/PD-L1 has continued enrollment, with 40 patients on trial. ORR and safety for this cohort is expected in Q4 2024.
●	In May, the Company received FDA Fast Track designation for the combination treatment of AFM24 with atezolizumab for EGFRwt NSCLC patients.

Acimtamig (AFM13; CD30 / CD16A)

High efficacy observed in the first 12 patients with advanced HL in cohorts 1 and 2 of the Phase 2 LuminICE-203 study showing an ORR of 83.3 % and CRR of 50%.

●	In the multi-center, multi-cohort, open-label Phase 2 LuminICE-203 trial, patients with advanced, treatment refractory Hodgkin Lymphoma receive combination of CD30-targeting innate cell engager acimtamig (AFM13) with AlloNK.
●	All HL patients were heavily pretreated with a median of 4 lines of prior therapy, having exhausted all standard of care treatment options, including combination chemotherapy, brentuximab vedotin and checkpoint inhibitors; 50% of patients had also failed prior autologous or allogeneic stem cell transplantation (SCT).
●	Enrollment in cohorts 1 and 2 (acimtamig doses of 200 mg or 300 mg; AlloNK 2x10[9] per week for 3 weeks) is completed: In the 12 patients, 6 CRs and 4 PRs were observed.
●	Enrollment in cohorts 3 and 4 (acimtamig 200 mg or 300 mg; 4x10[9] in week one and 2x10[9] AlloNK in weeks 2 and 3) has progressed well with 10/12 patients on study.
●	Treatment related adverse events were consistent with previous experience and side effects related to acimtamig and AlloNK were well manageable with standard of care treatment.
●	Data from the study is expected to be presented at a scientific conference in Q4 2024.

AFM28 (CD123 / CD16A)

In the sixth cohort (300 mg) of the multi-center Phase 1 open-label, dose-escalation study (AFM28-101), of AFM28 monotherapy in CD123-positive r/r AML,

3 out of 6 patients (50%) showed a CR or CRi.

●	Of 6 patients treated at dose level 6 at 300 mg, 1 patient showed a CR, 2 patients a CRi for a composite complete response rate (CRcR, defined as CR+CRi) of 50% (3/6) and 2 patients achieved SD.
●	Of 6 patients treated at dose level 5 at 250 mg, 1 patient showed a CR, lasting 6 months, a CRR of 17% (1/6) ; the other 5 patients achieved SD as best response.
●	No dose-limiting toxicities were reported in dose levels 5 and 6.
●	An additional 6 patients will be enrolled at 300 mg of AFM28.
●	Data from the study is expected to be presented at a scientific conference in Q4 2024.

Upcoming Milestones:

●	LuminICE-203: Efficacy update of cohorts 1-4 expected to be presented at a scientific conference in Q4 2024.
●	AFM24-102: ORR and safety data from the EGFRwt cohort in Q4 2024.
●	AFM28-101: Data from the study is expected to be presented at a scientific conference in Q4 2024.
●	AMF24-102: Mature PFS data from EGFRmut and EGFRwt cohorts expected to be presented at a future conference in H1 2025.

Second Quarter 2024 Financial Highlights

Affimed’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are presented in Euros (€), the Company’s functional and presentation currency.

As of June 30, 2024, cash, cash equivalents and short-term investments totaled €34.4 million. Based on current operating and budget assumptions, the Company expects that cash, cash equivalents and investments, together with anticipated proceeds from its ATM program and the sale of AbCheck, will finance its operations into the second half of 2025.

Net cash used in operating activities for the quarter ended June 30, 2024 was €16.5 million compared to €33.2 million for the quarter ended June 30, 2023. The decline was mainly due to lower research and development expenditure and personnel expenses due to the reduction in head count.

Total revenue for the quarter ended June 30, 2024, was €0.2 million compared with €1.4 million for the quarter ended June 30, 2023. Revenue in 2024 only related to a platform license provided to Genentech and 2023 predominantly related to the Roivant research collaborations for which all work has been completed.

Research and development expenses for the quarter ended June 30, 2024, were €11.7 million compared to €25.3 million in 2023. The decrease was primarily a result of lower expenses associated with the development of acimtamig and AFM24, due to a decrease in procurement of clinical trial material, clinical trial costs and manufacturing costs, decrease in head count due to the corporate restructuring.

General and administrative expenses for the quarter ended June 30, 2024, were €4.0 million compared to €6.3 million for the quarter ended June 30, 2023. The decrease was due to declines in headcount, in legal and consulting expenses, insurance expenses and share-based payment expenses.

Net loss for the quarter ended June 30, 2024, was €15.5 million, or €1.01 loss per common share compared with a net loss of €29.4 million, or €1.97 loss per common share, for the quarter ended June 30, 2023.

The weighted number of common shares outstanding for the quarter ended June 30, 2024, was 15,300,912 shares.

Additional information regarding these results will be included in the notes to the consolidated financial statements as of June 30, 2024, included in Affimed’s filings with the U.S. Securities and Exchange Commission (SEC).

Note on International Financial Reporting Standards (IFRS)

Affimed prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the IASB. None of the financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles. Affimed maintains its books and records in Euro.

Conference Call and Webcast Information

Affimed will host a conference call and webcast on September 5, 2024, at 8:30 a.m. EDT / 14:30 CET to discuss second quarter 2024 financial results and corporate developments.

The conference call will be available via phone and webcast. The live audio webcast of the call will be available in the “Webcasts” section on the “Investors” page of the Affimed website at https://www.affimed.com/investors/webcasts-and-corporate-presentation/. To access the call by phone, please use link: https://register.vevent.com/register/BI53034c7725d043b0854377307e1cd8a3, and you will be provided with dial-in details and a pin number.

Note: To avoid delays, we encourage participants to dial into the conference call 15 minutes ahead of the scheduled start time. A replay of the webcast will be accessible at the same link for 30 days following the call.

About Affimed N.V.

Affimed (Nasdaq: AFMD) is a clinical-stage immuno-oncology company committed to giving patients back their innate ability to fight cancer by actualizing the untapped potential of the innate immune system. The Company’s innate cell engagers (ICE®) enable a tumor-targeted approach to recognize and kill a range of hematologic and solid tumors. ICE® are generated on the Company’s proprietary ROCK® platform which predictably generates customized molecules that leverage the power of innate immune cells to destroy tumor cells.  A number of ICE® molecules are in clinical development, being studied as mono- or combination therapy. Headquartered in Mannheim, Germany, Affimed is led by an experienced team of biotechnology and pharmaceutical leaders united by a bold vision to stop cancer from ever derailing patients’ lives. For more about the Company’s people, pipeline and partners, please visit: www.affimed.com.

Forward-Looking Statement

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding the Company’s intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the potential of acimtamig (AFM13), AFM24, AFM28 and the Company’s other product candidates, the value of its ROCK® platform, its ongoing and planned preclinical development and clinical trials, its collaborations and development of its products in combination with other therapies, the timing of and its ability to make regulatory filings and obtain and maintain regulatory approvals for its product candidates, its intellectual property position, its collaboration activities, its ability to develop commercial functions, clinical trial data, its results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which it operates, the macroeconomic trends that may affect the industry or the Company, such as the instability in the banking sector experienced in the first quarter of 2023, impacts of the COVID-19 pandemic, the benefits to Affimed of orphan drug designation, the impact on its business by political events, war, terrorism, business interruptions and other geopolitical events and uncertainties, such as the Russia-Ukraine conflict, the fact that the current clinical data of (AFM13) acimtamig in combination with NK cell therapy is based on AFM13 (acimtamig) precomplexed with fresh allogeneic cord blood-derived NK cells from The University of Texas MD Anderson Cancer Center, as opposed to Artiva’s AlloNK® (AB-101) and other uncertainties and factors described under the heading “Risk Factors” in Affimed’s filings with the SEC. Given these risks, uncertainties, and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Investor Relations Contact

Alexander Fudukidis

Director, Investor Relations

E-Mail: a.fudukidis@affimed.com

Tel.: +1 (917) 436-8102

Affimed N.V.

Unaudited consolidated interim statements of comprehensive loss

(in € thousand)

	For the three months		For the six months
	ended June 30		ended June 30
	2024	2023	2024	2023
Revenue	154	1,390	309	5,900

Other income – net	56	717	233	1,127
Research and development expenses	(11,727)	(25,273)	(27,118)	(54,804)
General and administrative expenses	(4,036)	(6,276)	(8,512)	(13,126)

Operating loss	(15,553)	(29,442)	(35,088)	(60,903)

Finance income / (costs) – net	105	47	465	(472)

Loss before tax	(15,448)	(29,395)	(34,623)	(61,375)

Income taxes	(3)	0	(3)	(3)

Loss for the period	(15,451)	(29,395)	(34,626)	(61,378)

Total comprehensive loss	(15,451)	(29,395)	(34,626)	(61,378)

Basic and diluted loss per share in € per share (undiluted = diluted)	(1.01)	(1.97)	(2.28)	(4.11)
Weighted number of common shares outstanding	15,300,912	14,933,934	15,212,555	14,933,934

Affimed N.V.

Consolidated interim statements of financial position

(in € thousand)

	June 30, 2024	December 31, 2023
	(unaudited)
ASSETS
Non-current assets
Intangible assets	18	25
Leasehold improvements and equipment	2,331	4,905
Right-of-use assets	5,638	8,039
	7,987	12,969
Current assets
Cash and cash equivalents	10,764	38,529
Investments	23,683	33,518
Other financial assets	878	851
Trade and other receivables	5,717	5,327
Inventories	0	463
Other assets and prepaid expenses	4,145	5,500
	45,187	84,188

TOTAL ASSETS	53,174	97,157

EQUITY AND LIABILITIES
Equity
Issued capital	1,568	1,500
Capital reserves	599,131	593,666
Fair value reserves	(1,231)	(1,231)
Accumulated deficit	(570,754)	(536,128)
Total equity	28,714	57,807

Non current liabilities
Borrowings	3,603	6,319
Contract liabilities	155	464
Lease liabilities	4,030	6,660
Total non-current liabilities	7,788	13,443

Current liabilities
Trade and other payables	9,171	18,916
Borrowings	5,833	5,833
Lease liabilities	1,049	539
Contract liabilities	619	619
Total current liabilities	16,672	25,907

TOTAL EQUITY AND LIABILITIES	53,174	97,157

Affimed N.V.

Unaudited consolidated interim statements of cash flows

(in € thousand)

	For the six months ended
	June 30
	2024	2023
Cash flow from operating activities
Loss for the period	(34,626)	(61,378)
Adjustments for the period:
- Income taxes	3	3
- Depreciation and amortization	2,520	577
- Net gain on disposal of leasehold improvements and equipment	(24)	0
- Loss from write-down of inventories	456	0
- Share-based payments	1,472	7,389
- Finance income / (costs) – net	(465)	472
	(30,664)	(52,937)
Change in trade and other receivables	(391)	543
Change in inventories	7	(66)
Change in other assets and prepaid expenses	1,525	(5,473)
Change in trade, other payables, provisions and contract liabilities	(10,308)	(8,867)
	(39,831)	(66,800)
Interest received	155	924
Paid interest	(648)	(695)
Paid income tax	(3)	(3)
Net cash used in operating activities	(40,327)	(66,574)

Cash flow from investing activities
Purchase of leasehold improvements and equipment, including upfront payments for right-of-use assets	(20)	(11)
Cash received from the sale of financial assets	10,857	0
Cash received from the sale of leasehold improvements and equipment	768	0
Net cash generated / (used) for investing activities	11,605	(11)

Cash flow from financing activities
Proceeds from issue of common shares, including exercise of share-based payment awards	4,256	0
Transaction costs related to issue of common shares	(112)	0
Repayment of lease liabilities	(413)	(249)
Repayment of borrowings	(2,917)	(2,965)
Net cash generated / (used) for financing activities	814	(3,214)

Exchange-rate related changes of cash and cash equivalents	143	(431)
Net changes to cash and cash equivalents	(27,908)	(69,799)
Cash and cash equivalents at the beginning of the period	38,529	190,286
Cash and cash equivalents at the end of the period	10,764	120,056

Affimed N.V.

Unaudited consolidated interim statements of changes in equity for the year

(in € thousand)

	Issued	Capital	Fair Value	Accumulated	Total
	capital	reserves	reserves	deficit	equity

Balance as of January 1, 2023	1,493	582,843	(1,231)	(430,190)	152,915

Equity-settled share-based payment awards		7,389			7,389
Loss for the period				(61,378)	(61,378)

Balance as of June 30, 2023	1,493	590,232	(1,231)	(491,568)	98,926

Balance as of January 1, 2024	1,500	593,666	(1,231)	(536,128)	57,807

Issue of common shares	68	3,993			4,061
Equity-settled share-based payment awards		1,472			1,472
Loss for the period				(34,626)	(34,626)

Balance as of June 30, 2024	1,568	599,131	(1,231)	(570,754)	28,714